Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 8, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian Szilagyi

Re:	Dreyfus Institutional Preferred Treasury Securities Money Market Fund (the "Fund"), a series of CitizensSelect Funds (File No. 811-21035) Annual Shareholder Report on Form N-CSR

Dear Mr. Szilagyi,

On behalf of the above-referenced Fund, transmitted for filing as EDGAR correspondence is the Fund's response to the comment provided by Brian Szilagyi of the staff (the "Staff") of the Securities and Exchange Commission by telephone on July 12, 2024. The Staff's comment related to the Fund's annual shareholder report on Form N-CSR for the period ending March 31, 2024.

Set forth below is a summary of the Staff's comment, and the Fund's response thereto.

1.	Staff Comment: The Fund did not prominently post on its website a schedule, chart, graph, or other depiction showing the Fund's market net asset value as of the end of each business day during the preceding six months in accordance with Rule 2a-7(h)(10)(iii). Please explain why such disclosure was not included on the Fund's website.

Response: The Fund respectfully directs the Staff's attention to the historical prices charts available on the Fund's website at the addresses indicated below, which charts include the Fund's net asset value as of the end of each business day during the preceding six months in accordance with Rule 2a-7(h)(10)(iii):

•	With respect to the Fund's Hamilton Shares: https://im.bnymellon.com/content/im/us/en/intermediary/products/mm/fund/dreyfus-institutional-preferred-treasury-securities-money-market.shareclass.Hamilton-Shares.CUSIP177366507.history.historicalPrices.html?
•	With respect to the Fund's Institutional Shares: https://www.dreyfus.com/content/dreyfus/us/en/cash-management/products/mm/fund/dreyfus-institutional-preferred-treasury-securities-money-market.shareclass.Institutional-Shares.CUSIP177366879.history.historicalPrices.html?

The Fund additionally confirms on a supplemental basis that, going forward, it intends to reformat the disclosures on its website so that the referenced charts appear immediately after the "Yields and Expense Ratio" section of the landing page of the Fund's website, in order to further enhance the prominence of such charts.

* * * * *

Should you have any questions or comments, please feel free to contact the undersigned at 212.969.3357 (dstephens@proskauer.com).

Very truly yours,

/s/ David Stephens

David Stephens

cc:          Peter Sullivan

Deirdre Cunnane

Sarah Kelleher

Amanda Quinn

2